Exhibit 99.1

Onion Global Limited Reports Delisting from the New York Stock Exchange and Will Trade on the OTC Market

Guangzhou, China, January 3, 2023 –– Onion Global Limited (the “Company”), a next-generation lifestyle brand platform that connects the world's fresh, fashionable, and future technology-based brands to young people in China and across Asia, today announced it was notified by the New York Stock Exchange (“NYSE”) on January 3, 2023, that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares of the Company (the “ADSs”), each ten ADS representing one Class A ordinary shares, and that trading in the ADSs would be suspended immediately. The NYSE Regulation reached its decision to delist the ADSs pursuant to Section 802.01C of the NYSE's Listed Company Manual because the Company had fallen below the NYSE's continued listing standard.

The Company expects to apply for quotation of its ADSs on an appropriate tier of the OTC Markets. The Company will continue to comply with the information disclosure obligations under the applicable federal securities laws and maintain communication with investors.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Onion Global Limited

Onion Global Limited is a next-generation lifestyle brand platform that connects the world's fresh, fashionable, and future technology-based brands to young people in China and across Asia. The Company's platform offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact
In China:
Onion Global Ltd.
Investor Relations
E-mail: ir@msyc.cc

    jacqueline.peng@msyc.cc

Christensen
Mr. Eric Yuan
E-mail: eric.yuan@christensencomms.com

Tel: +86-10-5900-1548

In the United States:
Christensen
Ms. Linda Bergkamp
E-mail: linda.bergkamp@christensencomms.com

Tel: +1-480-614-3004

SOURCE Onion Global Limited